[GRAPHIC OMITTED] Acergy

NEWS RELEASE

              Acergy S.A. announces StatoilHydro contract awards in
                                  the North Sea

London, England - March 28, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of two contracts valued at approximately $60 million from StatoilHydro on behalf of the Gjoa and Morvin licenses.

The contract for the Gjoa project is for the pre-installation of static and dynamic umbilicals and flexible risers in 2009 and hook-up of risers to the Gjoa platform in 2010.

The contract for the Morvin project is for the installation of a flexible riser, a Direct Electrical Heating riser, a dynamic umbilical at Asgard B and two static umbilicals from Morvin to Asgard. All work will be completed in 2009.

Oyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said, "We are very pleased to be awarded these contracts from StatoilHydro. Acergy has a long history in performing similar work for both Statoil and Hydro, and this is the first contract awarded by the merged company. Acergy has previous experience from the Asgard area, and we look forward to undertaking a bigger part of the Gjoa field development."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.